LYRIS, INC.

103 Foulk Rd, Suite 205Q

Wilmington, DE 19803

February 29, 2008

Ms. Kari Jin

Staff Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:                               Staff Comment Letter to Lyris, Inc. dated January 31, 2008

Dear Ms. Jin:

This letter is submitted by Lyris, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Company dated January 31, 2008 (the “Comment Letter”), which requested responses from the Company relating to the Company’s (i) Form 10-K for the fiscal year ended June 30, 2007 (the “10-K Filing”) and (ii) Form 8-Ks filed on September 26 and November 14, 2007.  For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with the Staff’s comments presented in bold italicized text.  In addition, comment no. 2 of the Comment Letter is broken out in a manner to permit the Company to completely respond to each part of such comment.  The Company’s responses follow the text of each comment of the Staff, or relevant part thereof, from the Comment Letter.

1.                                       We note that the Company filed a Form S-8 on June 30, 2005.  Tell us what consideration your independent auditors gave to including a consent in the Company’s Form 10-K for incorporation of their audit opinion in this open registration statement.

In response to the Staff’s comment, the Company today is filing an amendment to the 10-K Filing for the explicit purpose of including as an exhibit the independent auditors’ consent for the incorporation of their audit opinion into the open registration statement on Form S-8.  Such consent was inadvertently left out of the 10-K Filing when it was originally filed.

2.                                       We note in your disclosure that you enter into multiple element arrangements that include software products and maintenance and that you allocate and defer revenue for the undelivered elements based on the vendor specific objective evidence (VSOE) of fair value.  Please explain your methodology and assumptions used to determine VSOE of fair value of maintenance in your multiple element arrangements.  For instance, we note on page five that you offer different levels of paid support as well as “included support” that includes free web access to your online support databases and thirty days of email assistance.  Clarify how you determined VSOE of fair value for “included support.”  Additionally, for the different levels of paid support, clarify if the price charged varies from customer to customer and if so, please explain how you determined that you can reasonably estimate the fair value of maintenance.  In this regard, tell us the percentage range allowed for your pricing of maintenance that you considered to be representative of VSOE and how you considered the guidance in paragraphs 10 and 57 of SOP 97-2.  Additionally, if your agreements include stated future renewal rates, tell us what percentage of your customers actually renew at these stated rates and provide the range of typical renewal rates that are stated in your contracts.

In order to insure a complete and accurate response, the Company has addressed each part of this comment on a separate basis below.

Part 1:  We note in your disclosure that you enter into multiple element arrangements that include software products and maintenance and that you allocate and defer revenue for the undelivered elements based on the vendor specific objective evidence (VSOE) of fair value.  Please explain your methodology and assumptions used to determine VSOE of fair value of maintenance in your multiple element arrangements.

SOP 97-2, paragraph 10, states that one method of establishing VSOE is the price charged when the element is sold separately.  We determine VSOE of fair value based on actual prices charged for standalone sales of maintenance.  To accomplish this we track sales for the maintenance product when sold on a standalone basis for a one year term and compare to sales of the associated licensed software product.  This analysis is performed across all licensed software products and associated levels of support.  Licensed software is sold at different prices determined by 1) database robustness, 2) speed and performance and 3) feature set.  As discussed below, two support levels are offered for licensed software - Essential Support and Comprehensive Support, with telephone support only included in Comprehensive Support agreements.  This analysis of actual sales for standalone maintenance and licensed software is used to establish percentage of sales relationships for each level of maintenance and licensed software.  The result of this analysis is historically a tight range of percentage of sales relationships centered on a mid-point which is then used as VSOE of fair value of the maintenance element.  This percentage is also used to determine maintenance revenue in bundled software sales that is recognized ratably over the maintenance period.

Part 2:  For instance, we note on page five that you offer different levels of paid support as well as “included support” that includes free web access to your online support databases and thirty days of email assistance.  Clarify how you determined VSOE of fair value for “included support.”

We recognize revenue for our included support at the time of delivery of the software license in accordance with the guidance in paragraph 59 of SOP 97-2.  In reaching this conclusion, we considered the following factors related to our included support:

1)              the maintenance we provide in these arrangements is limited to 30 days,

2)              customers are not provided access to telephone support in these arrangements and email support terminates after 30 days, and

3)              costs associated with “included support” are reviewed quarterly and have been found to be insignificant.  These costs, although insignificant, are accrued quarterly.

Part 3:  Additionally, for the different levels of paid support, clarify if the price charged varies from customer to customer and if so, please explain how you determined that you can reasonably estimate the fair value of maintenance.

The price paid by a particular customer for maintenance is determined primarily by the type of licensed software and the level of related software support the customer has purchased.  The software license pricing will vary significantly based on the customer’s system requirements.  Factors used to determine the price for the licensed software are as follows:

1)              the desired robustness of the database,

2)              speed and performance requirements, and

3)              the feature set required by the customer.

A consistent percentage is applied to the price of the licensed software to determine the applicable maintenance revenue.  This percentage is based on the historical analysis described above for determining VSOE of fair value for the level of licensed software and the level of support.   As described above, this percentage is determined from actual sales of separately sold maintenance which we track and periodically review.  This allows us to accurately estimate the fair value of the maintenance products sold in bundled arrangements that include licensed products.

Part 4:  In this regard, tell us the percentage range allowed for your pricing of maintenance that you considered to be representative of VSOE and how you considered the guidance in paragraphs 10 and 57 of SOP 97-2.

The support agreements for maintenance we provide customers are for one year or less.  The pricing of our software license and maintenance may differ from customer to customer depending on the type of product and level of support purchased by the customer.

We offer customers two different types of support programs:  Essential Support and Comprehensive Support.

1)              Essential Support entitles customers to direct technical support by email and access to free online resources.  There are two price points in terms of percentage of license fee for Essential Support.  The percentage that applies is based on which one of two specific products the customer has licensed.  Using VSOE of fair value based on separate sales, the Essential Support has been priced in a percentage range of within 1% plus or minus of the range midpoint for each product.

2)              Comprehensive Support entitles customers to direct technical support by email, telephone assistance and access to free online resources.  Using VSOE of fair value based on separate sales, Comprehensive Support has been priced in a percentage range of within 3% plus or minus of the range midpoint.

In arriving at the above percentages, we considered the guidance from paragraphs 10 and 57 of SOP 97-2 as follows:

•                  Paragraph 10 of Statement of Position 97-2, Software Revenue Recognition, as amended (SOP 97-2), provides that VSOE of fair value is limited to the price charged when an element is sold separately or, for an element not yet being sold separately, the price established by management having the relevant authority.  Since we have a history of our maintenance products being sold separately, we used this for establishing VSOE of fair value.  We do not adjust prices for undelivered maintenance later.  Our maintenance products are profitable so there is no need to recognize any losses up front according to FASB Statement No. 5.

•                  Paragraph 57 of SOP 97-2, which specifically addresses VSOE of fair value of PCS, states that VSOE of fair value should be determined in conformity with paragraph 10 and “the fair value of the PCS should be determined by reference to the price the customer will be required to pay when it is sold separately (that is, the renewal rate).”  As described in the previous paragraph, we use the history of the maintenance products being sold separate to establish VSOE of fair value.  Also, since our costs are estimated to be incurred evenly over the maintenance contract period, we recognize revenue ratably over this period.

Part 5:  Additionally, if your agreements include stated future renewal rates, tell what percentage of your customers actually renew at these stated rates and provide the range of typical renewal rates that are stated in your contracts

We do not include future renewal rates in our contracts and agreements.

3.                                       We believe the non-GAAP operating statement columnar format appearing in the Form 8-Ks referenced above create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures.  In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.”  Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns.  As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

The intent of the Company in preparing and presenting the non-GAAP financial information in columnar format, as appears in the referenced Form 8-Ks, was to comply with Item 10 of Regulation S-K.  Paragraph (e) thereof requires that whenever non-GAAP financial measures are used in a filing with the Commission, the registrant must also include a “presentation, with equal or greater prominence, of the most directly comparable financial measure . . . presented in accordance with Generally Accepted Accounting Principles (GAAP),” along with a reconciliation of the differences between the non-GAAP financial measure and the most directly comparable financial measure presented in accordance with GAAP.  The Company believed that the columnar format used provided the easiest and clearest way to show the reconciliation of the non-GAAP and GAAP measures.  However, after reviewing the presentation in the referenced Form 8-Ks in light of the Staff’s comment, the Company understands how an investor might think that the non-GAAP operating statement was prepared under a comprehensive set of accounting rules.  Therefore, in response to the Staff’s comment, in its Item 2.02 Form 8-K filing on February 13, 2008, the Company presented, and in future Item 2.02 Form 8-Ks the Company will present, only individual non-GAAP financial measures and related reconciliations, in compliance with Item 10 of Regulation S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

The Company believes that this letter addresses the Staff’s Comment Letter.  The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you desire further information, please do not hesitate to contact the undersigned by letter or by telephone at (510) 844-1502.

Sincerely,

/s/ Luis Rivera
Luis Rivera
Chief Executive Officer and President